
powur®
WEFUNDER
Unlock Ownership: Join us on
the Path to Growth

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You've already taken the first step by showing interest in Powur's future, and I wanted to personally reach out and remind you that the best opportunities lie ahead. You're in a unique position to be part of the incredible growth that's coming.

Right now, the tailwinds are shifting in our favor. Interest rates are dropping, which gives more homeowners the chance to switch to solar. Equipment prices have also decreased significantly. With our partnerships with industry leaders like Tesla, we're delivering cutting-edge technology at more competitive prices. These trends are setting us up for massive growth, but the real game-changer in 2025 will be domestic content.

In 2025, we're poised for an even bigger transformation. The Inflation Reduction Act allows us to access up to 40% in tax credits for using U.S.-manufactured products. This shift will add thousands of dollars in extra margin for everyone involved—installers, customers, and sellers alike. It's the boost we've been preparing for, and it's going to drive demand to new heights.

While other companies stick to old strategies, Powur continues to innovate. Our platform is designed to scale, and we're constantly evolving to lead the market. We've built a business model that adapts, grows, and leads the way forward.

This is why we see a clear trajectory toward a $10 billion valuation over the next decade. We have everything in place: the tailwinds, the team, the technology, and an unwavering commitment to our mission of accelerating sustainable energy.

This is your opportunity to be part of the sustainable energy mission. With all these tailwinds ahead, your investment today can position you to benefit from our continued growth and expansion in the clean energy revolution.

To wrap up your investment:

1. Head back to our Crowdfunding page.
2. Enter your investment amount.
3. Fund it via credit card, bank transfer, or check.

FINISH YOUR INVESTMENT NOW

Thank you for believing in Powur and for being part of our journey. Together, we're not just building a company—we're creating a future where clean energy is the norm and where those who help drive that change can truly benefit.

Jonathan Budd